Exhibit 99.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and six months ended June 30, 2016 and 2015. This MD&A should be read together with the unaudited condensed interim Consolidated Financial Statements and the related notes. This MD&A is dated August 19, 2016. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo. The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and its ability to finance its research and development programs and operations through the sale of its common shares. During the second half of 2015, the Corporation has filed an F-3 Registration Statement made effective on August 4, 2015. The Company plans to utilize proceeds from the F-3 registration along with private placements and other types of financings, collaboration agreements, and revenues from product sales to fund its operations and research programs. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of March 31, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for Our Therapeutic Products in Development, Such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for Certain Of Our Therapeutic Products May Be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines And Our Development of NX-1207 Has Been Delayed Due to Negative Results In Phase III Clinical Trials

  A Setback in Any of Our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for Our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We Will Require Additional Funding to Continue as a Going Concern

  We Have Identified Material Weaknesses in our Internal Control over Financial Reporting.

  Although We Expect to Make Every Effort to Address this Material Weakness, We May Find that We are Unable to Remediate this Deficiency in our Control Environment, Which Could Reduce the Reliability of Our Financial Reporting, Harm Investor Confidence in our Company and Affect the Value of our Common Stock.

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for Our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Have Become Involved in Securities Class Action Litigation That is Expected to Divert Management’s Attention and Could Harm our Business

  The Issuance of New Shares May Dilute Nymox Stock

  We Face Potential Losses Due to Foreign Currency Exchange Risks

  We Have Never Paid a Dividend and are Unlikely to do so in the Foreseeable Future

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Factors that could cause actual results or plans to differ materially from those projected in forward-looking statements made by, or on behalf of, the Corporation, many of which are beyond our control, include the Corporation’s ability to:

  identify and capitalize on possible collaboration, strategic partnering or divestiture opportunities;

  obtain suitable financing to support its operations and clinical trials;

  access financing under the Equity Distribution Agreement;

  successfully defend pending and/or unforeseeable future litigation;

  manage its growth and the commercialization of its products;

  achieve operating efficiencies as it progresses from a development-stage to a later-stage biotechnology corporation;

  successfully compete in its markets;

  realize the results it anticipates from the clinical trials of its products;

  overcome recent negative results from its clinical trials;

  succeed in finding and retaining joint venture and collaboration partners to assist it in the successful marketing, distribution and commercialization of its products;

  achieve regulatory clearances for its products;

  obtain on commercially reasonable terms adequate product liability insurance for its commercialized products and avoid product liability claims;

  adequately protect its proprietary information and technology from competitors and avoid infringement of proprietary information and technology of its competitors;

  assure that its products, if successfully developed and commercialized following regulatory approval, are not rendered obsolete by products or technologies of competitors; and

  not encounter problems with third parties, including key personnel, upon whom it is dependent.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Results of Operations

Six Months Ended June 30	2016	2015 (restated)
Total revenues	$191,252	$2,639,744
Net loss	$(7,150,315)	$(3,773,059)
Loss) per share (basic & diluted)	$(0.16)	$(0.10)
Total assets	403,946	1,286,734
Non-current financial liabilities	$1,269,429	$1,165,839

Quarterly Results	Q2 – 2016	Q1 – 2016	Q4 – 2015	Q3 – 2015
Total revenues	$149,752	$41,501	$74,669	$46,852
Net loss	$(3,825,055)	$(3,325,260)	$(4,114,617)	$(10,006,187)
Loss per share (basic & diluted)	$(0.08)	$(0.08)	$(0.10)	$(0.26)
	Q2 – 2015 (restated)	Q1 – 2015	Q4 – 2014	Q3 – 2014
Total revenues	$55,824	$2,583,920	$729,136	$735,529
Net loss	$(5,349,610)	$1,576,551	$(492,799)	$(688,206)
Loss per share (basic & diluted)	$(0.14)	$0.04	$(0.02)	$(0.02)

The revenues in 2015 include the recognition of revenue related to the upfront payment of €10 million (US$13.1 million) received from Recordati in December 2010. The second quarter of 2015, includes

$2,508,533 in revenue recognition compared to $0 for the quarter ended June 30, 2016 , which explains the decrease in revenues for the six month period ended June 30, 2016 . The decrease of $2,528,096 in the three month periods ended March 31, 2015 comparing three months ended June 30,2015 is due to the fact that the initial estimated service period of five years to recognized the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial.

The net losses for the six month period ended June 30, 2016 includes a stock compensation charge in the amount of $5,583,261 which explains the increase in net losses for these quarters compared to other quarters presented.

Results of Operations – the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015

Net losses were $3,825,055, or $0.08 per share, for the quarter, and $7,150,315, or $0.16 per share, for the six months ended June 30, 2016, compared to net losses $5,349,610, or $0.14 per share, for the quarter, and $3,773,059, or $0.10 per share, for the six months ended June 30, 2015. The net loss for the six months period ended June 30, 2015 includes the recognition of $2,508,533 of previously deferred revenues related to the remaining upfront payment for licensing revenues received from Recordati in December 2010 recognized for the six months ended June 30, 2015 compared to zero for same period in 2016. The increase in the losses incurred is principally due to stock compensation charges of $5,583,261 in 2016 compared to $4,427,929 in 2015 and no revenues from Recordati.The basic and diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2016 were 45,426,957 and 44,715,253 respectively, compared to basic and diluted weighted average number of common shares of 37,202,419 and 36,737,797 respectively for the three and six months ended June 30, 2015.

Revenues

Revenues from sales of goods amounted to $149,752 for the quarter, and $191,252 for the six months ended June 30, 2016, compared with $55,824 for the quarter, and $131,211 for the six months ended June 30, 2015. The development of therapeutic candidates and of moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the six months ended June 30, 2016, no amount was recognized as revenue relating to the upfront payment received from Recordati in December 2010 compared with $2,508,533 for the six months ended June 30, 2015. The amount of zero for the three months ended June 30, 2015 is due to the fact that the initial estimated service period of five years to recognize the upfront payment was modified, in February 2015, following the announcement, by Recordati, to interrupt the European clinical trial. Consequently, in the first quarter of 2015, the Corporation recognized, as revenue, an amount of $2,508,533 which represented the remaining deferred revenue relating to the upfront payment received from Recordati in December 2010. As at June 30, 2016, there was no deferred revenue related to this transaction reflected in the statement of Financial Position.

Research and Development

Research and development expenditures were $1,513,501 for the quarter, and $3,208,586 for the six months ended June 30, 2016, compared with $484,107 for the quarter, and $1,043,409 for the six months ended June 30, 2015. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $1,064,898 for the quarter and $2,302,703 in the six months ended June 30, 2016 compared with $nil for the quarter, and $1,119 for the six months ended June 30, 2015. On November 2, 2014, the Corporation announced that the two Phase 3 U.S. studies of NX-1207 for the treatment of BPH, NX02-0017 and NX02-0018, failed to meet their primary efficacy endpoints. For the six month period ended June 30, 2016, a decrease of $193,275 in clinical trial expenditures, combined with an increase of $2,302,703 in stock compensation charges and a decrease of $64,957 in salaries and payroll related expenses explained the increase of expenses compared to the same period in 2015. For the quarter, an increase of $1,064,898 in stock compensation charges and a decrease of $30,882 in salaries and payroll related expenses explained the increase of expenses compared to the same period in 2015. In 2016 and 2015, research tax credits was nil. The Corporation expects that research and development expenditures will decrease as a result of the Corporation’s U.S. BPH trial activity reduction, pending the evaluation of the data. Because of the early stage of development and the uncertainty related to the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use as further described in the section entitled “Risk Factors”. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $897 for the quarter, and $3,503 for the six months ended June 30, 2016, compared with $87 for the quarter, and $9,406 for the six months ended June 30, 2015. The decrease is mainly due to the reduction of $8,203 for the six months ended June 30, 2016 in salaries and payroll related expenses following staff reductions. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $2,364,947 for the quarter, and $3,924,952 for the six months ended June 30, 2016, compared with $4,830,110 for the quarter, and $5,178,889 for the six months ended June 30, 2015. General and administrative expenditures included stock compensation charges of $3,280,558 for the six months ended June 30, 2016 and $4,426,810 in the comparative period in 2015. The decrease of $1,146,252 in general and administrative expenses for the six month period is primarily attributable to a decrease of $1,146,252 in stock compensation charges. The decrease in general and administrative expenses of $2,465,163 for the quarter ended June 30, 2016 is mainly attributable to a decrease of $2,371,240 in stock compensation charges, and a decrease of $102,804 in professional fees compared to 2015. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $54,102 for the quarter and $112,436 for the six months ended June 30, 2016, compared with $56,908 for the quarter and $109,395 for the six months ended June 30, 2015. An amount of $49,562 for the quarter and $97,557 for the six months period ended June 30, 2016 in interests and accretion expenses were incurred in connection with the convertible notes.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamian dollar. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2016 or 2015.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Rent for laboratory and office space	$79,276	$79,276	$0	$0
Insurance premium installments	$180,122	$180,122	$0	$0
Operating leases	$4,715	$3,143	$1,572	$0
Convertible notes	$1,070,000	$0	$1,070,000	$0
Interest and fees on convertible notes	$121,267	$85,600	$35,667	$0
Total Contractual Obligations other than accounts payable and accrued liabilities	$1,421,948	$314,709	$1,107,239	$0

The redeemable preferred shares for the Corporation’s subsidiary Serex, Inc. in the amount of $400,000 have no specific terms of repayment.

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the statement of financial position except for operating leases and insurance premium installments.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2016 and 2015 other than those disclosed for key management personnel in note 9 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of June 30, 2016, cash and receivables including tax credits receivable totaled $327,494 compared with $653,107 at December 31, 2015. The decrease is mainly due to a reduction of $144,043 in tax credits receivable and a decrease of $210,558 in cash. The decrease in tax credits receivable is explained by the receipt, in the first quarter of 2015, of $349,827 (CA$ 387,350) related to the 2013 tax credits receivable.

The Corporation believes its current cash balance as at June 30, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through other sources of capital in order to fund these operations and activities over the next year. The Corporation cannot assure you that it will be able to secure additional financing on favourable terms or at all. The Corporation’s ability to raise capital through the Agreement and other sources of financing will be impacted by the market price and trading volumes of its common shares. The results of the NX02-0017 and NX02-0018 clinical trials may adversely affect the Corporation’s ability to raise capital on a timely basis, requiring the Corporation to reduce its cash requirements by eliminating or deferring spending on research, development and corporate activities. In addition, other sources of financing may not be available or may be available only at a price or on terms that are not favorable to the Corporation.

In addition to financing operations through the issuance of equity, the Corporation may also secure additional funding through the issuance of debt, licensing or partnering products in development, increasing revenue from our products, or realizing on intellectual property and other assets. There can be no assurances that the Corporation will be successful in realizing on any such potential opportunities for additional funding at a price or on terms that are favorable to the Corporation.

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000 which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that the interest are paid on these notes. The notes are convertible by the holder at any time into common shares of the Corporation at a conversion price of $0.533 per share.

On January 20, 2016, the Corporation completed two $500,000 private placements financing for a total of $1,000,000 (see note 5(b) of the condensed interim Consolidated Financial Statements). A total of 500,000 shares were issued.

On January 29, 2016, the Corporation completed one private placement for an amount of $100,000 and 50,000 shares were issued.

On February 5, 2016, the Corporation completed one private placement for an amount of $1,000,000 and 500,000 shares were issued.

From April 1, 2016, to June 28, 2016, the Corporation completed two private placements for a total of $ 678,993 through one security broker. A total of 207,000 shares were issued.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related the issuance of stock options to our key employees. As at June 30, 2016, we had an accumulated deficit of $125,131,257 and we have negative cash flows from operations. The Corporation’s working capital deficiency was $949,669 at June 30, 2016. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods and may not be covered by additional sources of funds.

In response to the top-line twelve month failure of the two Phase 3 trials of NX-1207 for BPH, Management has implemented steps to reduce expenditures, including staff reductions for the U.S. BPH development program for NX-1207, deferral of management salaries, and other operational changes. While management believes the use of the going concern assumption is appropriate, there is no assurance the above actions will be successful. The Condensed Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2016, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. If the going concern assumption is not appropriate for the Condensed Unaudited Interim Consolidated Financial Statements for the six months ended June 30, 2016, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

In February 2016, the Corporation filed a prospectus supplement and accompanying prospectus related to the potential issuance and sale of up to $12,000,000 of our common stock, no par value per share, from time to time through our sales agent, Chardan Capital Markets, LLC, or Chardan. These sales, if any, will be made under an equity distribution agreement, dated February 5, 2016, between the Corporation and Chardan, which we refer to as the equity distribution agreement.

Sales of our common stock, if any, under this prospectus supplement and the accompanying prospectus may be made by any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The NASDAQ Capital Market, on any other existing trading market for our common stock or to or through a market maker or through an electronic communications network. If expressly authorized by us, Chardan may also sell our common stock in privately negotiated transactions. Chardan will act as sales agent on a commercially reasonable efforts basis, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of NASDAQ. There is no specific date on which the offering will end, there are no minimum sale requirements and there are no arrangements to place any of the proceeds of this offering in an escrow, trust or similar account.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

Other than the financing discussed above, the Corporation does not have arranged sources of financing.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Outstanding Share Data

As at August 16, 2016, there were 46,145,419 common shares of Nymox issued and outstanding, as well as, 6,519,500 share options are outstanding, of which 6,519,500 are currently vested. There are 548,529 warrants outstanding. In addition, the convertible notes are convertible into 2,007,504 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were not effective as of December 31, 2015 because of the material weakness in our internal control over financial reporting that is described in our 2015 annual filings and reproduced below in “Management’s Annual Report on Internal Control Over Financial Reporting.”

However, giving full consideration to the material weaknesses, the Corporation’s management has concluded that the restated Condensed Unaudited Interim Consolidated Financial Statements as of and for the six months ended June 30, 2016 present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods disclosed in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2014, based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Corporation’s annual financial statements will not be prevented or detected on a timely basis. Based on its evaluation under this framework, the Chief Executive Officer and the Chief Financial Officer concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) of the Securities Exchange Act and National Instrument 52-109) was not effective as of June 30, 2016 due to the material weakness described below.

The Corporation did not employ a sufficient complement of finance and accounting personnel at June 30, 2016 to ensure that there was proper segregation of incompatible duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”), and sufficient compensating controls did not exist in these areas. Specifically, because of the limited number of qualified personnel, review controls of expenditures and disbursements were not effective to ensure that expenditures and disbursements were properly authorized and recorded in the financial information system, and certain ITGCs that potentially impact two applications used for expenditures and disbursements were not effective to monitor activities of individuals with access to modify data.

While the control deficiency identified did not result in any misstatements in 2014, a reasonable possibility exists that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Remediation Plan for Material Weaknesses in Internal Control over Financial Reporting

Management believes that a lack of segregation of duties is typical of companies with limited personnel and resources. Nonetheless, in response to the material weakness identified above, the Corporation, in the immediate future, intends to develop a plan with oversight from the Audit Committee of the Board of Directors to remediate the material weakness. The Corporation does not currently intend to hire additional finance personnel or engage external experts until the size and operations warrant such additional resources.

The remediation efforts expected to be implemented include the following:

Evaluate staffing levels and responsibilities to enhance appropriate segregation of duties where possible amongst our personnel. Establishing a more comprehensive review and approval process for authorizing user access to financial information systems and monitoring user access to ensure that all information technology controls designed to restrict access to applications and data are operating in a manner that provides the Corporation with assurance that such access is properly restricted to the appropriate personnel.

Changes in Internal Controls Over Financial Reporting

Since December 31, 2015, we have made the following changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting: we have engaged an outside financial reporting expert on a contract basis to assist with external financial reporting matters under the supervision and review our CFO and audit committee.

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Periods ended June 30, 2016 and 2015

Financial Statements

Consolidated Statements of Financial Position as of June 30, 2016 and December 31, 2015 (Unaudited)
Consolidated Statements of Operations (Unaudited)
Consolidated Statements of Changes in Equity(Unaudited)
Consolidated Statements of Cash Flows(Unaudited)

Notes to Condensed Interim Consolidated Financial Statements

1.	Basis of preparation	19
2.	Liquidity, going concern and management's response	19
3.	Significant accounting policies	20
4.	Convertible notes	20
5.	Share capital	21
6.	Contingencies	24
7.	Income taxes	25
8.	Earnings per share	25
9.	Related parties	26
10.	Restatement	26
11.	Subsequent event	27

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position
(Unaudited)

(US dollars)	June 30,	December 31,
	2016	2015
Assets
Current assets
Cash	$163,905	$374,463
Accounts receivable	28,692	640
Other receivables	8,382	7,446
Research tax credits receivable	126,515	270,558
Security deposit	7,487
Prepaid expenses	20,685	685
Inventories	28,906	37,644

Total current assets	384,572	691,436
Non-current assets
Security deposit	17,396	17,396
Property and equipment	1,978	3,399

Total non-current assets	19,374	20,795

Total assets	$403,946	$712,231

Liabilities and Stockholders’ Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$1,334,241	$2,250,568
Deferred revenue	–	–

Total current liabilities	1,334,241	2,250,568
Non-current liabilities
Convertible notes	869,429	814,672
Preferred shares of a subsidiary	400,000	400,000

Total non-current liabilities	1,269,429	1,214,672
Stockholders’ Equity (Deficit)
Share capital	88,757,204	84,954,211
Share capital subscription receivable	(658,654)	–
Additional paid-in capital	34,432,983	29,873,722
Accumulate deficit	(125,131,257)	(117,980,942)

Deficit attributable to the equity holders	(2,599,724)	(3,153,009)
Non-controlling interest	400,000	400,000

Total stockholders’ equity (deficit)	(2,199,724)	(2,753,009)

Total liabilities and stockholders’ equity (deficit)	$403,946	$712,231

See accompanying notes to the unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

	Three months ended June 30,		Six months ended June 30,
		2015		2015
		restated		restated
	2016	(Note 10)	2016	(Note 10)
Revenues
Sales of goods	$149,752	$55,824	$191,252	$131,211
Licensing revenues:
Upfront payment	–	–	–	2,508,533

Total revenues	149,752	55,824	191,252	2,639,744

Operating expenses
Research and development	1,513,501	484,107	3,208,586	1,043,409
General and administrative	2,364,947	4,830,110	3,924,952	5,178,889
Marketing	897	87	3,503	9,406
Cost of sales	41,360	34,222	92,090	71,704

Total expenses	3,920,705	5,348,526	7,229,131	6,303,408

Loss from operations	(3,770,953)	(5,292,702)	(7,037,879)	(3,663,664)

Net finance costs	(54,102)	(56,908)	(112,436)	(109,395)

Loss attributable to the equity holders	$(3,825,055)	$(5,349,610)	$(7,150,315)	$(3,773,059)

Net income (loss) per share
Basic & Diluted	$(0.08)	$(0.14)	$(0.16)	$(0.10)
Weighted average number of common shares outstanding
Basic & Diluted	45,426,957	37,202,419	44,715,253	36,737,797

See accompanying notes to the unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Six-month period ended June 30, 2016
(in US dollars)

Attributable to equity holders of the Corporation

	Share capital			Additional			Non-	Total
			Share capital	paid-in			controlling	Equity
	Number	Dollars	subscription	capital	Deficit	Total	interest	(Deficit

Balance, December 31, 2015	42,988,419	$84,954,211	$–	$29,873,722	$(117,980,942)	$(3,153,009)	$400,000	$(2,753,009)
Transactions with owners, recorded directly in equity:
Issuance of units	1,257,000	2,778,993	(658,654)			2,120,339	–	2,120,339
Stock-based compensation	1,900,000	1,024,000	–	4,559,261	–	5,583,261	–	5,583,261
Total contributions by owners	3,157,000	3,802,993	(658,654)	4,559,261	–	7,703,600	–	7,703,600

Net loss	–	–	–	–	(7,150,315)	(7,150,315)	–	(7,150,315)
Balance, June 30, 2016	46,145,419	$88,757,204	$(658,654)	$34,432,983	$(125,131,257)	$(2,599,724)	$400,000	$(2,199,724)

See accompanying notes to the condensed unaudited interim consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Six-month periods ended June 30, 2016 and 2015

		2015
		(restated
(US dollars)	2016	(Note 10)

Cash flows from operating activities
Net loss	$(7,150,315)	$(3,773,059)
Adjustments for:
Depreciation of property and equipment	1,421	3,181
Stock-based compensation	5,583,261	4,427,909
Accretion expense	54,757	47,008
Changes in non-cash operating balances:
Accounts receivable and other receivables	(28,990	23,013
Research tax credits receivable	144,043	344,096
Security deposit	(7,487)	-
Prepaid expenses	(20,000)	(20,000)
Inventories	8,739	25,723
Accounts payable and accrued liabilities	(916,326)	111,422
Deferred revenue	-	(2,508,533)

Net cash flows used in operating activities	(2,330,897)	(1,319,219)

Cash flows from (used in) financing activities
Proceeds from issuance of share capital	2,120,339	1,450,000
Proceeds from issuance of units		200,000
Share issue costs		(47,500)
Payments under option settlement agreements		(43,100)

Net cash flows provided by financing activities	2,120,339	1,559,400

Net (decrease) increase in cash	(210,558)	240,181
Cash, beginning of the period	374,463	632,272

Cash, end of the period	$163,905	$872,453

See accompanying notes to the unaudited consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

NOTE 1 - ORGANIZATION, BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES

Nymox Pharmaceutical Corporation is a company, which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas.

The accompanying unaudited interim financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (IFRS) interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting, and with the rules and regulations of the United States Securities and Exchange Commission set forth in Article 8 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited interim financial statements furnished reflect all adjustments (consisting of normal recurring accruals) which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. These financial statements should be read in conjunction with the financial statements of the Company for the fiscal year ended December 31, 2015 and notes thereto contained in the Company's Annual Report on Form 20-F.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 8, 2016.

The functional and presentation currency of the Corporation is the US dollar.

Accounting estimates and judgments
The preparation of the condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.
In preparing these condensed interim consolidated financial statements, the significant judgments made by management in applying the Corporation’s significant accounting policies and key sources of information were the same as those applied to the consolidated financial statements for the year ended December 31, 2015.

Earnings per share
Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises as well as the assumed proceeds from future services were used to acquire shares of common stock at the average market price during the reporting period.

NOTE 2 – GOING CONCERN

Management believes that current cash balances as of June 30, 2016 and anticipated funds from product sales are not sufficient to fund substantially all of its planned business operations and research and development programs over the next year. The Corporation intends to access financing through the other sources of capital in order to fund these operations and activities over the next year.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

appropriate. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

	June 30,	December 31,
	2016	2015
Accounts payable	$1,015,708	$1,840,178
Accrued liabilities:
Payroll related liabilities	210,703	208,997
Other accrued liabilities	107,830	201,393
Other liabilities	–	–
Total accounts payable and accrued liabilities	$1,334,241	$2,250,568

CONVERTIBLE NOTE PAYABLE:

The carrying value of the convertible notes consist of the following:

June 30,
2016
Balance, beginning of the period	$814,672
Accretion expense	54,757

Balance, end of the period	$869,429

On December 16, 2014, the Corporation issued secured convertible notes through a private placement for aggregate gross proceeds of $1,070,000, which bear interest at 6% per annum, payable quarterly with a maximum term of 3 years. The Corporation will also pay an administrative fee of 2% per annum on the outstanding principal amount, calculated quarterly and paid at the same time that interest is paid on these notes. The Corporation has agreed to grant a first lien on its assets to secure its obligations under the note. The notes are convertible at the holder’s option at any time into common shares of the Corporation at a conversion price of $0.533 per share.

The convertible note has been classified as a liability at its estimated fair value with the residual allocated to the conversion feature. As a result, the recorded liability for the convertible note is lower than its face value which is characterized as a debt discount. The conversion feature is classified as equity. The Corporation fair valued the debt component using a discounted cash flow model.

NOTE 5. PREFERRED SHARES OF SUBSIDIARY AND NON-CONTROLLING INTEREST:

The preferred shares of a subsidiary and the non-controlling interest relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. These preferred shares are convertible into common shares of Serex at a price of $3.946 per share. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. These redeemable preferred shares in the amount of $400,000 have been presented as a liability in the statements of financial position and are measured at their issue price which is also the redemption value. The non-redeemable portion is presented within equity, separately from equity of the owners of the Corporation, as non-controlling interest.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

NOTE 6. SHARE CAPITAL:

	June 30,	December 31,
	2016	2015
Authorized:
An unlimited number of common shares, at no par value
Issued, outstanding and fully paid:
Number of common shares	46,145,419	42,988,419
Dollars	$88,757,204	$84,954,211

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a) Private placements:

In the first quarter of 2016, the Corporation completed four private placements for a total of $2,100,000. A total of 1,050,000 common shares were issued at an average price of $2.00 per share

In the second quarter of 2016, the Corporation completed private placement for a total of $678,993 through one security broker. A total of 207,000 shares were issued at the average price of $3.28 per share. The corporation has agreement with the same security broker to issuance and sale of shares up to $12,000,000

(b) Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 7,500,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As at June 30, 2016, 980,500 options (2015 – 2,395,500) could still be granted by the Corporation.

The following table provides the activity of stock option awards during the six-month period ended June 30, 2016 and for options outstanding and exercisable at the end of the six-month period ended June 30, 2016, the weighted average exercise price and the weighted average years to expiration.

			Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2015	6,519,500	$4.43	4.28
Expired / Cancelled
Granted
Outstanding, June 30, 2016	6,519,500	$4.43	3.79
Options exercisable	6,519,500	$4.43	3.79

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

(c) Stock-based compensation:

	Three months			Six months
	ended June 30,			ended June 30,
Employee expenses	2016	2015		2016	2015
Stock options granted in:		Restated			Restated
2011	–	–		–	1,119
2012	–	1,308		2,615	7,409
2013	–	–		–	–
2014	–	4,665		–	13,995
2015 and 2016	3,105,036	4,405,406	–	5,580,646	4,405,406

Total stock-based compensation expense recognized	$3,105,036	$4,411,379		$5,583,261	$4,427,929

The stock-based compensation expense is disaggregated in the statements of operations and comprehensive loss as follows:

	Three Months Ended		Six Months Ended June
	June 30,		30
		2015		2015
	2016	Restated	2016	Restated

Stock-based compensation pertaining to general and administrative	$2,040,138	$4,411,379	$3,280,558	$4,426,810
Stock-based compensation pertaining to research and development	1,064,898	–	2,302,703	1,119
Ttoal	$3,105,036	$4,411,379	$5,583,261	$4,427,929

No options were granted during the six-month period ended June 30, 2016 (2015 – 1,515,000 options granted and 5,104,500 share options modified having a weighted average fair value of $1.58 per share option; 2014 – 600,000 options having a weighted average fair value of $2.54 per option).

The fair value of the options modified or granted during the six-month period ended June 30, 2015 and 2014 was determined using the Black-Scholes pricing model.

The following weighted average assumptions were used:

Assumptions	2016	2015
Share price	$-	$1.74
Exercise price	$-	$1.74
Risk-free interest rate	-	2.23%
Expected volatility	-	105%
Expected option life in years	-	10

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

Expected dividends	-	-
Barrier	$-	5

Expected volatility was estimated considering a five-ten year historic average share price volatility.

Expected dividends were determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

(d) Warrants

Warrants outstanding
Weighted
		Weighted	average
		average	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding,
December 31, 2015	548,529	$1.72	1.31

Exercised	-	-	-
Granted	-	-	-
Expired	-	-	-
Cancelled	-	-	-

Outstanding, June 30, 2016	548,529	$1.72	0.81

On December 16, 2014, in connection with the convertible notes private placement financing referred to in note 6, the Corporation issued 107,000 warrants to the placement agent as partial consideration for the placement fees. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.54 prior to December 16, 2017.

NOTE 7 - INCOME TAXES:

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss. The Corporation recognized no income taxes in the statements of operations and comprehensive loss, as it has been incurring losses since inception. Furthermore, no deferred tax asset was recognized since the accumulated tax losses available to be carried forward and used to offset future taxable income is not considered probable of being realized.

NOTE 8 - EARNINGS PER SHARE:

Weighted average number of common shares outstanding:

Three months	Six months
ended June 30,	ended June 30,

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Six-month periods ended June 30, 2016 and 2015
(US dollars)

	2016	2015	2016	2015
Issued common shares at beginning of period	44,788,419	36,755,503	42,988,419	35,872,445
Effect of shares issued	638,538	446,916	1,726,834	865,352
Weighted average number of common shares outstanding – basic	45,426,957	37,202,419	44,715,253	36,737,797
Dilutive impact of convertible notes	-	-	2,007,505	2,007,505
Weighted average number of shares outstanding – diluted	45,426,957	37,202,419	46,722,758	38,745,302

For the six months ended June 30, 2016, the Corporation excluded 6,519,500 stock options and 548,529 warrants from the diluted weighted average per share calculation as they were anti-dilutive (2015 –6,519,500 stock options: 2014 – 5,789,500 stock options). All outstanding stock options and warrants could potentially be dilutive in the future.

NOTE 9 - RELATED PARTY TRANSACTIONS:

Executive officers and directors participate in the Corporation’s stock option plan (see note 5 (c)). Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

			Six months
	Three months
	ended June 30,		ended June 30,
	2016	2015	2016	2015
		Restated		Restated
Salaries	-	104,164	-	207,463
Short-term employee benefits	462	943	924	1,877
Stock-based compensation	3,105,036	4,414,736	5,583,261	4,419,401

	$3,105,498	$4,519,843	$5,584,185	4,628,741

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings are $nil for the period ended June 30, 2016 (2015 - $28,500; 2014 -$37,500).

NOTE 10 - SUBSEQUENT EVENTS

The corporation has determined there are no subsequent events.